SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc LEI: 635400BR2ROC1FVEBQ56

2. Reason for the notification (please tick the appropriate box or boxes):
[ ] An acquisition or disposal of voting rights
[X] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v: Goldman Sachs International
5. Date on which the threshold was crossed or reachedvi: 26/05/2022
6. Date on which issuer notified: 30/05/2022
7. Threshold(s) that is/are crossed or reached: The 7% threshold was crossed within voting rights through financial instruments by Goldman Sachs International individually.
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.21%	7.01%	7.21%	1,134,528,528
Position of previous notification (if applicable)	0.25%	7.04%	7.29%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
IE00BYTBXV33			2,085,135	0.18%
US7835132033			262,486	0.02%

SUBTOTAL A	2,347,621			0.21%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open			305,540	0.03%
Future	17/06/2022			15,997,238	1.41%
			SUBTOTAL B.1	16,302,778	1.44%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swap	11/07/2022		Cash	12,501,251	1.10%
Swap	18/07/2022		Cash	9,501,295	0.84%
Swap	30/05/2022		Cash	8,592,834	0.76%
Swap	12/07/2022		Cash	7,000,737	0.62%
Swap	11/07/2022		Cash	7,000,701	0.62%
Swap	23/09/2022		Cash	5,374,235	0.47%
Swap	23/08/2022		Cash	4,001,463	0.35%
Swap	25/08/2022		Cash	2,500,969	0.22%
Swap	18/08/2022		Cash	2,000,692	0.18%
Swap	17/08/2022		Cash	2,000,652	0.18%
Put Option	17/06/2022		Physical	1,130,000	0.10%
Swap	17/05/2032		Cash	370,115	0.03%
Swap	27/07/2022		Cash	206,600	0.02%
Swap	17/03/2032		Cash	194,997	0.02%
Swap	19/05/2032		Cash	171,457	0.02%
Swap	05/04/2027		Cash	122,567	0.01%
Swap	16/02/2032		Cash	88,436	0.01%
Swap	20/10/2026		Cash	81,771	0.01%
Swap	05/04/2027		Cash	67,367	0.01%
Swap	18/03/2024		Cash	60,763	0.01%
Swap	25/05/2032		Cash	58,610	0.01%
Swap	05/04/2027		Cash	48,214	0.004%
Swap	17/05/2032		Cash	27,186	0.002%
Swap	19/05/2025		Cash	22,296	0.002%
Swap	09/03/2023		Cash	14,858	0.001%
Swap	05/04/2027		Cash	10,336	0.001%
Swap	16/09/2025		Cash	10,300	0.001%
Swap	03/03/2032		Cash	7,896	0.001%
Swap	17/12/2030		Cash	6,801	0.001%
Swap	05/04/2027		Cash	6,307	0.001%
Swap	27/09/2024		Cash	5,561	0.0005%
Swap	17/12/2030		Cash	1,765	0.0002%
Swap	17/12/2030		Cash	1,655	0.0001%
Swap	03/06/2031		Cash	1,500	0.0001%
Swap	09/03/2023		Cash	746	0.0001%
			SUBTOTAL B.2	63,192,933	5.57%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		6.96%	7.14%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
Goldman Sachs Bank USA
Goldman Sachs Bank Europe SE

The Goldman Sachs Group, Inc.
Folio Financial, Inc.
Folio Investments Inc.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
NNIP Holdings LLC
NNIP UK Holdings I Ltd
NNIP UK Holdings II Ltd
NNIP Holdings I B.V. / NNIP Holdings II B.V.
NN Investment Partners Holdings N.V.

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

General email contact:
gs-regops-emea-position-enquiries@gs.com

Done at Warsaw on 30/05/2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 May, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary